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# ...UAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-50973

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Terranova Capital Equities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue Suite 1524
(No. and Street)

| New York City | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Steinmetz 860-824-8497
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Girasole
(Name – *if individual, state last, first, middle name*)

| 7522 13th Avenue | Brooklyn | New York | 11228 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BW

# OATH OR AFFIRMATION

I, John Steinmetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Terranova Capital Equities Inc, as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeanette Veitenheimer
Notary Public-Connecticut
My Commission Expires
February 28, 2020

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TerraNova Capital Equities, Inc.

## Audited Financial Statement

## December 31, 2017

**Dealer audits however this process was used for the December 31, 2017 audit because I was unaware of this ruling. At the conclusion of the investigation, PCAOB will suspend my license for this violation. The case is ongoing with a final decision soon.**

**Not withstanding the above, in my opinion, the financial statements referred to the above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the period from January 1, 2017 through December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.**

**The supplementary Information has been subjected to audit procedures performed in conjunction with the audit of financial statements. The supplementary information is the responsibility of management. My audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming my opinion on the supplementary information, I evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.**

**March 30, 2018**

# TerraNova Capital Equities, Inc.

## Statement of Financial Condition

### As of December 31, 2017

### ASSETS

| | | 2017 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash in Bank | $ | 28,091 |
| Cash in Bank- IMMA | | 6,971 |
| **Total Current Assets** | | 35,062 |
| **OTHER ASSETS** | | |
| Deposits | | 2,500 |
| Investments | | 4,299 |
| **Total Other Assets** | | 6,799 |
| **TOTAL ASSETS** | $ | 41,861 |

### LIABILITIES AND STOCKHOLDERS EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | $ | 3,085 |
| **Total Current Liabilities** | | 3,085 |
| **LONG-TERM LIABILITIES** | | |
| **Total Liabilities** | | 3,085 |
| **STOCKHOLDERS' EQUITY** | | |
| Paid in Excess | | 1,143,980 |
| Retained Earnings | | (1,105,204) |
| **Total Stockholders' Equity** | | 38,776 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 41,861 |

-See Accountant's Audit Report and Notes to Financial Statements

# TerraNova Capital Equities, Inc.

## Statement of Income

| | 12 Months Ended December 31, 2017 |
|---|---|
| **Sales** | |
| Fees & Commissions | $ 707,295 |
| **Total Sales** | 707,295 |
| **Operating Expenses** | |
| Broker Fees | 607,691 |
| Consulting Fees | 1,830 |
| Hotel/Air/Travel | 8,284 |
| Salaries - Officer/Office | 50,041 |
| Computer/Internet | 960 |
| Compliance Fees | 1,496 |
| Delivery/Messenger | 1,257 |
| Insurance | 6,321 |
| FINRA/Compliance Fees | 99,085 |
| Medical Insurance | 36,980 |
| Office | 16,275 |
| Professional Fees/Dues | 45,668 |
| Rent | 35,158 |
| Taxes-Payroll/Corp Taxes | 21,376 |
| Taxes Corp - State | 1,400 |
| Telephone | 5,400 |
| **Total Operating Expenses** | 939,222 |
| **Operating Income** | (231,927) |
| **Other Income** | |
| Interest Income | 14 |
| **Total Other Income** | 14 |
| **Net Income(Loss)** | $ (231,913) |

-See Accountant's Audit Report and Notes to Financial Statements

# TerraNova Capital Equities, Inc.
## STATEMENT OF CASH FLOWS
## For the 12 months Ended December 31, 2017

| | 2017 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income (Loss) | $ (231,913) |
| Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities: | |
| Losses (Gains) on sales of Fixed Assets | 0 |
| Decrease (Increase) in Operating Assets: | |
| Increase (Decrease) in Operating Liabilities: | |
| Accounts Payable | (11,604) |
| Accrued Liabilities | 0 |
| Total Adjustments | (11,604) |
| Net Cash Provided By (Used in) Operating Activities | (243,517) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Proceeds From Sale of Fixed Assets | 0 |
| Net Cash Provided By (Used In) Investing Activities | 0 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Paid in Capital | 240,100 |
| Net Cash Provided By (Used In) Financing Activities | 240,100 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (3,418) |
| CASH AT BEGINNING OF PERIOD | 38,480 |
| CASH AT END OF PERIOD | $ 35,062 |

-See Accountant's Audit Report and Notes to Financial Statements

RICHARD J. GIRASOLE, CPA, P.C.
*Certified Public Accountant*

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E: rjg1112@aol.com

521 5th Avenue
Suite 1721
New York, NY 10175
(718) 238-1212
www.rgirasolecpa.com

## - AUDITOR'S REPORT-

I have audited the accompanying financial statements of Terranova Capital Equities, Inc.(the Company), which comprise the statement of financial condition as of December 31, 2017 and the related statements of income, changes in member's equity and cash flows for the period from January 1, 2017 through December 31, 2017 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

Currently, I am under PCAOB investigation for issues concerning the method used to complete the audit report. The allegation is that I violated SEC independence requirements in that I used my in house computer system to complete this audit. This procedure is permitted by the AICPA & PCAOB but not by the SEC. The balances shown on the audit report are from TerraNova Capital Equities, Inc's internal accounting systems but they were recorded/transcribed into my in house system for presentation purposes. This process had no impact on the audited balances. However as previously stated, the SEC no longer permits the use of in house accounting systems for Broker

# TERRANOVA CAPITAL EQUITIES, INC.

## Statement of Changes in Stockholders Equity

| | December 31, 2016 | Increase/(Decrease) | December 31, 2017 |
|---|---|---|---|
| Paid in Capital | $ 903,880 | $ 240,100 | $ 1,143,980 |
| | | | |
| Retained Earnings | $ (873,291) | $ (231,913) | $ (1,105,204) |
| | | | |
| Profit/(Loss) | $ (45,484) | n/a | $ (231,913) |
| | | | |
| Total Equity | $ 30,589 | n/a | $ 38,776 |
| | | | |

**-See Accountant's Audit Report and the Notes to Financial Statement-**

## TerraNova Capital Equities, Inc.
## Statement of Changes in Financial Position
## Twelve Months Ended December 31, 2017

| | |
|---|---|
| **Source of Funds:** | |
| **Operation:** | |
| **Net Loss** | **$ (231,913)** |
| **Total from Operations** | **$ (231,913)** |
| **Other Sources: Paid in Capital** | **$ 240,100** |
| **Total Other Sources** | **$ 240,100** |
| **Total Source of Funds** | **$ 8,187** |
| **Application of Funds** | **0** |
| **Total Applications of Funds** | **0** |
| **Change: Working Capital** | **$ 8,187** |

**-See Accountant's Audit Report and the Notes to Financial Statement-**

## Notes to Financial Statements

Organization:

1.TerraNova Capital Equities, Inc. formerly known as European American Equities, Inc. (the"Company"), initially known as Grow Vest Capital Securities, Inc. and later known as Hornblower Capital Securities, Inc., is a Delaware corporation incorporated March 18, 1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"), and which became a member of FINRA on September 24, 1998. The Company is a wholly owned subsidiary of TerraNova Capital Partners, Inc. initially known as GrowVest Capital Partners, Inc. and later known as Hornblower Capital Partners, Inc. a Delaware corporation.

Significant Accounting Policies:

2a. General: The Company's business is limited to acting as a private placement agent and to consult in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions and merger and acquisition consulting fees. The company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business require FINRA approval.

2b. Contingent Assets & Liabilities: The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. At December 31st, 2017, there were no undisclosed assets, commitments, contingent assets or liabilities to be reported.

Initial Operations:

3. From the time of its incorporation until it became a FINRA member, the Company engaged in planning, organization and other activities preliminary to its becoming authorized to do business as a broker-dealer. From the date of its FINRA admission until December 31st, 2017, the Company applied to and is registered as a broker-dealer in various states and seeks to obtain business opportunities as a private placement agent and merger and acquisition consultant.

Net Capital Requirement:

4. As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the net Capital Rule) promulgated under the Exchange Act, and to comparable rules of the FINRA relating to the net capital. Pursuant to such, the Company is required to maintain net capital of at least $5,000 or 6.67% of the aggregate indebtedness. At December 31st, 2017 the Company had net capital of $31,977. This amount exceeded such requirements for 2017 by $26,977.

**TerraNova Capital Equities, Inc.**
**Computation of Net Capital For Brokers and Dealers**
**December 31, 2017**

## COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

| | | |
|---|---|---|
| NET CAPITAL | $ | 38,776 |
| Add: Subordinated Loan | | 0 |
| TOTAL CAPITAL | | 38,776 |
| DEDUCTIONS | | (6,799) |
| HAIRCUTS ON SECURITIES | | -0- |
| NET CAPITAL | $ | 31,977 |
| MINIMUM NET CAPITAL REQUIREMENT | | 5,000 |
| EXCESS NET CAPITAL | $ | 26,977 |
| AGGREGATE INDEBTEDNESS | | 3,085 |

No material differences exist between the above computation and the computation included in the company's corresponding un-audited Part II of Form X-17A-5 as of December 31, 2017.

**TerraNova Capital Equities, Inc.**
**Computation of Reserve Requirements**
**December 31, 2017**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2017**

EXEMPTION UNDER SECTION (k)(2)(I) IS CLAIMED:

The company is exempt from the provision of Rule 15c3-3 under the exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(I) of the Rule

# RICHARD J. GIRASOLE, CPA, P.C.

*Certified Public Accountant*

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E: rjg1112@aol.com

521 5th Avenue
Suite 1721
New York, NY 10175
(718) 238-1212
www.rgirasolecpa.com


## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of:
TerraNova Capital Equities, Inc.

In planning and performing our audit of the financial statements of TerraNova Capital Equities, Inc. (the "Company") as of and for the year ended December 31, 2017, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives states in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject tot he risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency, is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the SEC's objectives.

This report is intended solely for the information and use of the management of the company, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 30, 2018

CPA

## -Exemption Report-

I have reviewed management's statements, included in the accompanying exemption report, in which (1). Terranova Capital Equities, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Terranova Capital Equities, Inc claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2). Terranova Capital Equities, Inc. stated that Terranova Capital Equities, Inc. met the identified exemption provisions throughout the most recent period from January 1, 2017 through December 31, 2017 without exception. Terranova Capital Equities, Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Terranova Capital Equities, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 30, 2018

CPA

## Exemption Report

SEC Rule 17a-5

February 19, 2018

The Company is a registered broker-dealer subject to Rule 17a_5 under the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report is prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and(4). To the best of my knowledge and belief, the Company states the following:

The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

The Company is exempt from the provision of Rule 15c3-3 under the Exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

I, John F. Steinmetz, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

**INDEPENDENT AUDITOR'S REPORT**
**ON SUPPLEMENTARY INFORMATION**
**REQUIRED BY RULE 17a-5 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors and Stockholders of
TerraNova Capital Equities, Inc.

Gentlemen:

I have audited the accompanying financial statements of TerraNova Capital Equities, Inc. for the year ended December 31, 2017 and have issued my audit report dated March 30, 2018. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained is presented for purposes of additional analysis and is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Richard J. Girasole, CPA

# RICHARD J. GIRASOLE, CPA, P.C.
*Certified Public Accountant*

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E: rjg1112@aol.com

521 5th Avenue
Suite 1721
New York, NY 10175
(718) 238-1212
www.rgirasolecpa.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED - UPON PROCEDURES**

**TERRANOVA CAPITAL EQUITIES**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by TerraNova Capital Equities, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ( Form SIPC-7) of the company for the year ended December 31, 2017, solely to assist you and SIPC evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsible of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 , with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences:
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed noting no differences ( if applicable) .

We were not engaged to, and did not conduct examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our Attention that would have been reported to you.

This report is intended solely for information and use of the specified parties listed above and is not intended to be should not be used by anyone other than these specified parties.

Richard J Girasole CPA
March 10, 2018

# RICHARD J. GIRASOLE, CPA, P.C.
*Certified Public Accountant*

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E: rjg1112@aol.com

521 5th Avenue
Suite 1721
New York, NY 10175
(718) 238-1212
www.rgirasolecpa.com


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TERRANOVA CAPITAL EQUITIES, INC.

Opinion on the Financial Statements:

We have audited the accompanying statement of financial condition of Terranova Capital Equities, Inc. (the "Company"), as of December 31, 2017, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended, and the related notes ( collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the company as of December 31, 2017, and the results of its operations and cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion:

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risk. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluation the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules:

The supplemental schedules have been subjected to audit procedures preformed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

March 30, 2018